October 16, 2014

H. Roger Schwall

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	eWellness Healthcare Corporation (f/k/a Dignyte, Inc.)
RW
Filed October 9, 2014
File No. 000-55203

Dear Mr. Schwall,

Earlier today, our outside securities counsel had a telephone conversation with Mr. Lopez, Mr. Turk and Ms. Levy, during which it was suggested that we withdraw our prior request, which we filed on October 9, 2014, to withdraw the Registration Statement on Form S-1 (File No. 000-181440) (the “Withdrawal Request”). Accordingly, we hereby request that our Withdrawal Request be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Please contact Rachael Schmierer, Esq. at (917) 512-0828 if you have any questions regarding this request for withdrawal. Thank you.

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer